December 14, 2010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:	Sharon Virga
Kyle Moffatt

Re: The Singing Machine Company, Inc. File No. 0-24968

Ladies and Gentlemen:

We are in receipt of your letter to The Singing Machine Company, Inc. (the “Company”) dated November 17, 2010.  For ease of reference, we have reproduced your comments which are then followed by our responses.

Form 10K for the Fiscal Year Ended March 31, 2010

Consolidated Financial Statements

General

1.	In your next filing, please revise your financial statements to disclose all related party transactions on the face of your financial statements.

RESPONSE

In our next and future filings we will revise our financial statements to disclose all related party transactions on the face of our financial statements.

Item 9A(T). Controls and Procedures, page 23

2.
It is unclear to us how you concluded that your disclosure controls and procedures were effective considering that you had a material weakness in your internal control over financial reporting that was due to the lack of formalized financial closing procedures which would appear to directly impact your disclosure controls and procedures.  Please revise your conclusion to “not effective” or explain in detail how you concluded that they were effective.

RESPONSE

In future filings we will revise our conclusion to “not effective” and will report on our efforts to remediate our weaknesses.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 8

3.
On page 7, you disclose that you have recently extended more liberal return authorizations.  Tell us in detail about your return policy now and before the increasingly competitive environment and declining economic conditions.  We note your disclosure on page 8 that warranty claims have not been material, yet on page 7, you disclose that returns for either damaged goods or goods shipped in error were 12.3%, 9.4% and 8.6% of net sales.  Please reconcile the material returns as a percentage of sales with your disclosure regarding warranties.  Please expand your disclosure in future filings.

RESPONSE

The Company has two major customer types that we sell product to and we have two separate programs to track expenses associated with defective returns and product warranty.  We sell to wholesale customers who are primarily resellers of our products and include retail establishments, dealers and product distributors.  We also sell to end-user consumers directly through our website and service end-user consumers whose return period to the retail stores has expired.

A return program for defective goods is negotiated with each of our wholesale customers on a year-to-year basis.  Customers are either allowed to return defective goods within a specified period of time after shipment or granted a “defective allowance” consisting of a fixed percentage (between 1%-5%) off of invoice price in lieu of returning defective products. Prior to the increasingly competitive environment and declining economic conditions we typically allowed a six-month return period for defective goods whereas we have relaxed these requirements and allowed defective returns of up to three additional months since economic and competitive conditions have changed.  We also have granted increases in some of our programs for defective allowance percentages. Even with the increased allowances in percentages some customers elect to return defective goods rather than accepting a fixed defective allowance since the changes in competitive environment and decline in economic conditions.

Our warranty disclosures on Page 8 relate to costs associated with replacements and repairs to the end-user consumer who has bought products direct from our website and consumers who have bought products from our wholesale customers who require services after their initial return period has expired.  These expenses are tracked and reported separately from our defective return program.  Warranty costs were .07%, .2% and .01% of net sales for fiscal years ended March 31, 2010, 2009 and 2008 respectively and not considered to be material.

In future filings we will define our two major customers and our defective return and warranty programs and differentiate how these programs relate to the customer types.

4.	Please tell us in detail about the Customer Credits on Account and why your customers have paid you for merchandise that is subsequently returned.

RESPONSE

The primary reason for Customer Credits on Account is due to defective product returned pursuant to our defective return policy after the Christmas season is finished.  As our business is seasonal, most of our large volume customers require inventory to be delivered three to five months before the peak holiday shopping season begins.  Customers’ payment terms are generally advance payment for direct imports and 30-60 days after invoice on domestic shipments.  We typically do not receive substantial defective returns until the beginning of the new calendar year which is months after shipments have been paid as this is the period when product is purchased by the end-user and defective product is subsequently returned to the retail outlet.  Due to the seasonality of the business, customers do not buy enough product after season to offset credits from defective returns.  Several major customers have allowed credit balances to remain open and are offset with new merchandise invoices in the upcoming season.

5.
Tell us in detail about your internal controls over financial reporting for shipments that are direct sales and that are shipped directly from your manufacturers in China through your Macau subsidiary.  Tell us your terms of sale, i.e. FOB shipping point or destination.  When is the revenue recognized for these sales?  What are the terms of the insurance arrangements?

RESPONSE

Direct sale is a method of shipment where our customers purchase goods from our Macau subsidiary in full container loads.  Terms of sale for all direct sales are FOB Shipping Point.  Our Macau subsidiary follows the instructions of our customers which are generally specified on their Purchase Order.  We deliver the goods to the customer’s authorized shipping agent and goods are accepted by the agent.  At this point, the customer is responsible for the shipping transportation costs, insurance on board and customs clearance on arrival of goods at its specified destination.

Revenue is recorded by our Macau subsidiary’s accounting department upon obtaining the following documentation which is approved by the CFO who is located in China:

1.	Customer purchase order
2.	Full set of commercial invoices
3.	Packing slip of the cargo delivered
4.	Cargo receipt issued by shipping agent evidencing acceptance of goods
5.	Other shipping document such as a Bill of Lading to allow customer to claim the goods from the carrier

Terms of sale for all direct sales directly shipped by our manufacturers in China through our Macau subsidiary are FOB Shipping Point.  Since the responsibility of the goods passes to the customer at shipping point, the customer assumes all responsibility for transportation and insurance at this point.  Revenue is recognized only when documentary evidence as summarized above demonstrating acceptance of the goods by the customer at the point of shipment have been received by the accounting department in the Macau office.

Note 8 – Financing, page F-10

1.
Tell us and expand your disclosure here, in liquidity and in other appropriate sections of your filing regarding the ability of your parent, The Starlight Group, to provide the bridge financing in light of the withdrawal of your bank’s factoring and credit facilities.

RESPONSE

Due to the seasonal nature of our business we have relied on credit facilities from DBS bank to pay key vendors in China and bridge the timing gap of working capital required for vendors initial shipments of product to our domestic warehouse and payments received from customers.  Despite the loss of our bank’s factoring and credit facilities, The Starlight Group (“Group”) has expressed their willingness and ability to advance funds to us for key vendor payments as well as extending longer payment terms for goods they manufacture for us.  Taking into account the Group’s proceeds from a planned stock offering in May 2010, internally generated funds and credit facilities available to the Group, and proposed use of proceeds which included bridge financing for the Company, we concluded that our parent would have sufficient working capital to provide bridge financing to us for at least the next 12 months.  In future filings we will expand our disclosures in the appropriate portions of our filing not limited to the financial notes and liquidity to include the discussion of the Group’s ability to provide bridge financing.

Forms 10-Q for the Quarterly Periods Ended June 30 and September 30, 2010

2.	Please respond, as appropriate, to the comments issued regarding Form 10-K for the year ended March 31, 2010.

RESPONSE

1. Consolidated Financial Statements - General

In our next and future filings we will revise our financial statements to disclose all related party transactions on the face of our financial statements

2. Item 4T. Controls and Procedures

We will revise our conclusion to “not effective” and will report on our efforts to remediate this issue in future filings. (This comment is appropriate for Form 10Q quarterly periods ended June 30, page 16 and September 30, 2010 page 17).

3. Revenue Recognition – Return Policy and Warranty Claims

No additional comments from 3. for Form 10K above are required as policies have not changed.

4. Customer Credits on Account

No additional comments from 4. for Form 10K above are required as practices have not changed.

5.  Internal Controls for Direct Sales through Macau Subsidiary.

No additional comments from 5. for Form 10K above are required as controls have not changed.

6.	Note 5 Accounts Receivable Factoring Facility

Despite the loss of our bank’s factoring and credit facilities, The Starlight Group (“Group”) has expressed their willingness and ability to advance funds to us for key vendor payments as well as extending longer payment terms for goods they manufacture for us. Our related party debt has increased by approximately $.5 million and $2.6 million for the quarters ended June 30, 2010 and September 30, 2010 respectively. Taking into account the Group’s proceeds of approximately $9 million from an offering of their stock in May 2010, internally generated funds and credit facilities available to the Group and proposed use of proceeds which included bridge financing for the Company, we have concluded that our parent will have sufficient working capital to provide bridge financing to us for at least the next 12 months.  In future filings we will expand our disclosures in the appropriate portions of the document not limited to the financial notes and liquidity to include the discussion of the Group’s ability to provide bridge financing and the amounts provided.

The Singing Machine Company, Inc. acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary Atkinson
Interim Chief Executive Officer